UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 25, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE

                                                                                                                                               Release 13-2003

September 8, 2003

              Trading Symbol:  WTC:TSX

WTZ:AMEX

For immediate release

WESTERN SILVER EXTENDS GOLD ZONE AT PENASQUITO OUTCROP BRECCIA

Significant gold and silver values intersected on two targets outside Chile Colorado Zone

VANCOUVER, B.C. - Western Silver Corporation today announced results from two core and ten shallow reverse circulation (RC) holes drilled outside the initial Chile Colorado discovery zone at its wholly-owned Peñasquito precious and base metals project in Mexico.

The Peñasco discovery hole S-09, within the outcrop breccia located 1,700 meters northwest from Chile Colorado, contains shallow gold-silver mineralization beginning at 14 meters and was deepened by core drilling to a depth of 379.17 meters. The entire 276.76-meter interval beginning at 102.41 meters averages 0.88 g/t gold and 50 g/t silver. A 56-meter interval from 268 to 324 meters averages 2.23 g/t gold and 72 g/t silver.

Results from one additional core hole and three RC holes drilled 50 to 75 meters north and west of S-09 also contain significant gold and silver values. Gold and silver mineralization appears to be localized along high-angle structures within a complex series of quartz porphyry and distinctive intrusive breccia dykes that trend east-west through the Outcrop breccia.

“These results from step out drilling at Peñasco Hill continue to demonstrate the exceptional overall potential of the Peñasquito property and have further increased our confidence that Peñasco has potential for a large tonnage intrusive-hosted gold-silver deposit,” said Tom Turner, Western Silver’s Manager of Mexican Exploration.

A scoping study by M3 Engineering and Technology in July this year concluded financial indicators at Peñasquito’s Chile Colorado Zone appeared “decidedly favorable” making it one of the few bulk silver deposits in the world that can be economically exploited at current silver, gold, zinc and lead prices.

Today’s results suggest that the Outcrop breccia has high-grade, structurally controlled gold and silver mineralization that may have significant vertical and lateral continuity. Drilling will resume in mid-September with the objective of completing sufficient drilling to calculate a geologic resource for the Outcrop breccia target by year-end.

Details of the drilling are discussed below. A map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com.

Hole	Interval			Au	Ag	Pb	Zn
	From-to (m)	(m)	(ft)	(g/t)	(g/t)%		%

S-09	102.41 – 379.17	276.76	907.77	0.88	50	0.39	0.74
Includes	116 – 152	36	118.08	0.99	85	0.41	0.42
	190.3 – 210	19.7	64.61	1.12	95	0.37	0.25
Includes	190.3 – 197.5	7.2	23.61	2.39	216	0.65	0.23
	226 –324	98	321.4	1.39	55	0.62	1.28
Includes	268 – 324	56	183.68	2.23	72	0.76	1.61
	342 – 378	36	118.08	0.97	63	0.50	1.24

S-22	24 – 44 *	20	65.6	0.11	43	0.44	0.19
	60 – 98	38	124.64	0.16	56	0.26	0.82
Includes	60 – 72	12	39.36	0.21	67	0.42	1.74
Includes	84 – 90	6	19.68	0.4	176	0.6	1.3

S-24	8 – 20 *	12	39.36	0.1	37	0.22	0.19
	54 – 60	6	19.68	0.21	40	0.22	1.01
	76 – 94	18	59.04	0.22	36	0.16	0.49
	104 – 266	162	531.36	0.37	24	0.36	0.65
Includes	104 – 116	12	39.36	0.29	21	0.48	0.87
	122 – 126	4	13.12	0.62	99	0.63	2.76
	136 – 174	38	124.64	0.2	22	0.17	0.35
	216 – 266	50	164	0.67	34	0.59	0.90
	422 – 450	28	91.84	1.05	30	0.40	0.84

S-25	70 – 88	18	59.04	0.37	25	0.21	0.52
	94 – 106	12	39.36	0.11	37	0.53	0.42

S-26	100 – 112	12	39.36	0.19	40	0.45	0.39

S-27	64 – 70 *	6	19.68	0.99	48	0.23	0.4

S-28	62 – 84	22	72.16	0.21	22	0.61	0.37

S-29	30 – 46 *	16	52.48	0.11	25	0.45	0.41
	70 – 118	48	157.44	0.24	18	0.33	0.4

S-30	28 – 34 *	6	19.68	0.45	119	1.00	0.41
	44 – 48*	4	13.12	0.57	39	0.67	0.18
	72 – 88	16	52.48	0.3	50	0.44	0.69

* oxide mineralization

Note: Holes S-23 and S-31 do not contain significant mineralization

All core samples were prepped and analyzed by Acme Analytical Labs. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion.

Results in Detail

This release discusses assay results from 12 of 26 RC and core holes (4,860 meter total) completed during July and August in the Peñasco and El Sotol target areas. Results from the remaining 14 holes will be reported as soon as available.

Peñasco.  Interest was initially triggered by RC hole S-09, collared 50 meters west of the outcrop at Peñasco Hill, that cut two intervals of significant gold-silver mineralization beginning at 14 meters and bottomed in high grade gold-silver at 100 meters. The hole was deepened by coring to a depth of 379.17 meters. The hole is mineralized throughout, both in the quartz porphyry intrusive extending to 227 meters and a distinctive intrusive breccia with sulfide-filled cavities extending to hole bottom. The entire combined 308 meter RC/core sulfide intercept from 64 meters averages 0.91 g/t gold and 58 g/t silver. A 98 meter interval of intrusive breccia beginning at 226 meters averages 1.39 g/t gold and 55 g/t silver with a higher grade interval from 268-324 meters averaging 2.23 g/t gold and 72 g/t silver.

Hole S-24, a combination RC/core vertical hole drilled to a depth of 486 meters, is located 50 meters north of hole S-09.  The 50 meter interval beginning at 216 meters averages 0.67 g/t gold and 34 g/t silver. A 28 meter interval beginning at 422 meters averages 1.05 g/t gold and 30 g/t silver.

Four additional RC holes were drilled on a north-south fence 50 meters west of S-09 and S-24. Hole S-22, collared 50 meters west of hole S-09, intersected a 38 meter interval from 60 meters to hole bottom averaging 0.16g/t gold and 56 g/t silver. S-25 and S-26, north directed –60 angle holes, were collared 25 and 75 meters respectively north of S-22. Both holes bottomed in mineralized intrusive breccia. Hole S-23, a vertical hole collared 50 meters south and 50 meters west of S-09, does not contain significant mineralization.

The Outcrop breccia is a large breccia pipe approximately one kilometer in diameter that has been intruded by a mineralized quartz porphyry stock. The top or cupola of this stock sits approximately 200 meters beneath surface almost directly beneath Peñasco hill where it breaks into a complex series of steeply dipping intrusive breccia and quartz porphyry dykes that extend to surface and trend west and east-southeast away from the stock. The true thickness of the dyke-breccia system as well as its vertical and lateral extent, will be determined by grid drilling north-directed angle holes across the entire area.

El Sotol. The El Sotol target is located 2,500 meters northwest from Chile Colorado and 900 meters northwest of Peñasco hill. Three additional holes have been completed around S-15, which contained 66 meters of Chile Colorado-type mineralization. S-30, a vertical RC/core hole collared 50 meters north of S-15, contains 16 meters from 72 meters to the bottom of the RC hole at 88 meters that averages 0.30 g/t gold, 50 g/t silver, 0.44% lead and 0.69% zinc. The hole has been deepened by coring to 502.3 meters with assays awaited. S-28 and S-29 were drilled respectively 100 meters east and 50 meters south of S-15. Both holes contain 20-40 meter intervals of similar but lower grade mineralization.

Other Targets. Hole S-27, collared 500 meters northeast of Peñasco hill to test a geochemical anomaly, intersected a 6 meter interval of oxide mineralization averaging 0.99 g/t gold and 48 g/t silver. Hole S-31, an offset of hole S-01 at the Colorado Sur target, did not intersect significant mineralization.

Plans.

Assay results for 14 holes are outstanding, 1 at La Palma, 2 at El Sotol and 11 at Peñasco. Drilling will resume in mid-September with three drill rigs. Two drills will initially complete 5,000 meters of in-fill drilling at Chile Colorado and one drill will work in the Peñasco- El Sotol- La Palma area.

Dr.Thomas Patton is the qualified person responsible for the preparation of this release.

Western Silver Corporation is a Canadian-based mineral exploration company focused on exploring for silver and developing properties in Mexico and Canada. The company’s 100%-owned Peñasquito project has been independently confirmed as one of the largest silver resources in the world and one of the few bulk silver deposits that can be economically exploited at current silver, gold, zinc and lead prices. Western Silver also has an interest in the San Nicolas Zinc-Copper project together with Teck Cominco and owns the Carmacks Copper Project in the Yukon. Its shares trade on the Toronto (TSX:WTC) and American (AMEX:WTZ) stock exchanges.

For more information please contact:

Thomas Patton

President and Chief Operating Officer

Western Silver Corporation

Phone: 604-684-9497

Email: tpatton@westernsilvercorpcom

Website: www.westernsilvercorp.com

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings.